02 MAR -1 AM 8:27

02015529

14 February 2002

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549 U.S.A.

Attention: Office of International Corporate Finance, Division of Corporation Finance

Re: David Jones Limited (File No. 82-4230) - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934

Dear Sirs

SUPPL

David Jones Limited Announces
5.7% Increase in First Half Sales

I am submitting the following information as part of David Jones Limited's continuing reporting obligation pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

PROCESSED
MAR 05 2002
THOMSON FINANCIAL

Very truly yours,
DAVID JONES LIMITED

JOHN A. SIMMONDS
COMPANY SECRETARY

dlw 3/1

DAVID JONES

David Jones Limited A.C.N. 000 074 573

ASX AND MEDIA RELEASE
For Immediate Distribution
14 February 2002

DAVID JONES LIMITED ANNOUNCES 5.7% INCREASE IN FIRST HALF SALES

- Sound result in complex trading environment
- Strategic stance on discounting minimises margin impact
- Continued growth in core categories of womenswear, footwear, cosmetics and homewares

Leading Australian retailer David Jones Limited ('David Jones') today announced a 5.7% increase in sales for the period ended 26 January 2002, to $879.1 m (2001: $831.6m). Sales for the second quarter increased 5.7%, to $520.9 m (2001: $493.0m).

Chief Executive Officer, Mr. Peter Wilkinson said, "This is a sound result that falls within our expectations and demonstrates the strength and resilience of our brand. Our core categories of womenswear, footwear, cosmetics, and homewares remain strong performers for the group. Throughout the period we acted to minimise the effect on margins of discounting in the marketplace by maintaining a strategic stance consistent with our value proposition."

	THIS YEAR* 2001/2002	LAST YEAR* 2000/2001	**Variance**	**LFL* (core dept store bus)**
	$M	$M	%	%
13 Weeks ended 27 October 2001	358.2	338.6	+ 5.8	+1.6
13 Weeks ended 26 January 2002	520.9	493.0	+ 5.7	+0.9
26 Weeks ended 26 January 2002	879.1	831.6	+ 5.7	+1.2

***Both last year and this year's figures are ex of GST and WST. LFL comparison notes in reference section at end of release including opening dates for new stores. LFL is dept stores only, does not include new businesses.**

THE TRADING ENVIRONMENT

"The modest swing in retail sales that we started to feel around August 2001 appears to be holding, with our department store business growing 3.8% during the half over the previous year," said Mr. Wilkinson. "At the end of our first quarter we achieved a +1.6% LFL result. At the time I stated that we wanted to consolidate that achievement and expected to end the half between +1% and +1.5% LFL. We are pleased with our result (+1.2% LFL) given the aggressive discounting conducted in the marketplace during the period."

"We monitored the market carefully and strategically countered competitive activity where necessary with a view to minimising the effect on margins and maintaining our well established market positioning," he said.

"During the past quarter the Sydney CBD felt the slowdown in international tourism numbers post 11 September more than any other city in Australia. This was felt to some degree in our Elizabeth and Market Street stores," Mr. Wilkinson said.

STORES

The rebranding strategy for Aherns is proceeding to plan .The group met sales expectations for the half. Four Aherns stores will be rebadged as David Jones at the end of February which, coupled with the

completion of the Hay Street works in the Perth CBD later this year, will drive a further increase in sales and a strengthening of our brand presence in Perth.

" We have now traded through a full quarter with new escalators in our Elizabeth and Market Street stores in Sydney CBD. Both our customers and David Jones management are delighted with the effect they have had on the store in terms of improved sightlines and speed of vertical transportation. We will take this into consideration as we refine the construction program to take further advantage of the improvements made to date," Mr. Wilkinson said.

FOODCHAIN BY DAVID JONES / DAVID JONES ONLINE

The two businesses contributed $20.8m sales revenue for the half ($4.4m 2001).

"Our fourth Foodchain by David Jones store at St Kilda in Melbourne opens next week. This third store in Melbourne will allow us to attain some critical mass and therefore push the brand harder in that market. Revenue growth to date from all stores continues to be encouraging. St Kilda represents a significant opportunity for us with its high density of our core target customers." Mr. Wilkinson said.

"David Jones Online was the second most popular retail site in Australia behind Amazon.com over the Christmas period. Online performed strongly during the period with revenue growth meeting our expectations and showing a substantial increase on the previous year," he said.

TRADING OUTLOOK

"At David Jones we are continuing to demonstrate strong retail management skills through what remains a relatively uncertain time. The benefits of having a demonstrably sound and well established strategy allow us to remain confident about our future trading potential," Mr. Wilkinson said.

"The fundamentals of our business are strong. We have managed our margins well in the circumstances and finished the season with clean stocks. Key cost components including labour have also been well controlled," he said.

"We are cautiously optimistic about the forthcoming winter half. Our winter marketing program is a strong one."

"Certainly consumers appear to be more confident than they were at this time 12 months ago and the year has started well. It is difficult to predict how this will translate into a long term trend but David Jones has demonstrated it is well positioned to weather current conditions and take advantage of market upside as and when it occurs," Mr. Wilkinson said.

ENDS (REFERENCE NOTES FOLLOW)

FOR FURTHER INFORMATION CONTACT
Jill Campbell
General Manager Corporate Affairs- David Jones Limited
02 9266 5960 / 0412 047 448
jillcampbell@davidjones.com.au

REFERENCE NOTES
***LFL calculations**
All LFL figures are ex GST and WST comparables, and are for the core department store business only. Note Campbelltown (Macarthur Square) opened 13 September, Hornsby (Westfield Hornsby) opened on 26 September. Brighton Foodchain opened November 2000, the Hawthorn store opened 13 June 2001, and Parramatta opened on 8 August 2001. David Jones Online commenced trading in November 2000.

Copies of previous releases
Copies of announcements issued by David Jones are available on the Company website at www.davidjones.com.au. Upon accessing the site, click on "For Investors" at the bottom of the screen to go through to releases and announcements.